Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Animal Health International, Inc.:

We consent to the use of our report dated September 26, 2006, with respect to the consolidated balance sheets of Animal Health International, Inc. and subsidiaries (Successor) as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended June 30, 2006 and cash flows on June 30, 2005 (Successor periods) and the consolidated statements of operations, stockholders’ equity, and cash flows of Walco Holdings, Inc. (Predecessor) for the two year period ended June 30, 2005 (Predecessor Periods) included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated September 26, 2006 contains an explanatory paragraph that states, as discussed in note 3 to the consolidated financial statements, effective June 30, 2005, Animal Health International, Inc. acquired all of the outstanding stock of Walco Holdings, Inc. in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

KPMG LLP

Dallas, Texas

December 12, 2006